Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 12, 2019 to Prospectus dated March 15, 2018

Registration Nos. 333-223692 and 333-223692-01

Pricing Terms

Pricing Term Sheet

$150,000,000 4.650% Senior Notes due 2029

Issuer:	Hudson Pacific Properties, L.P.

Guarantor:	Hudson Pacific Properties, Inc.

Ratings on Initial Notes (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Pricing Date:	June 12, 2019

Settlement Date:	June 14, 2019 (T+2)

Maturity Date:	April 1, 2029

Interest Payment Dates:	October 1 and April 1, beginning October 1, 2019

Principal Amount:	$150,000,000. The notes will be issued as additional notes under the indenture pursuant to which the Issuer previously issued $350,000,000 aggregate principal amount of 4.650% Senior Notes due 2029 on February 27, 2019 (the “initial notes”). The notes will be treated as a single series of securities with the initial notes under the indenture and will have the same CUSIP number as, and be fungible with, the initial notes. The total aggregate principal amount of 4.650% Senior Notes due 2029 that will be outstanding following this offering will be $500,000,000.

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price /Yield:	102-08+ / 2.120%

Spread to Benchmark Treasury:	+ 195 bps

Yield to Maturity:	4.070%

Coupon:	4.650%

Public Offering Price:	104.544% of the principal amount, plus accrued interest in the amount of $2,073,125.00 in the aggregate from February 27, 2019 up to, but not including, the Settlement Date

Optional Redemption Provisions:
Make-Whole Call: Par Call:

Prior to January 1, 2029, based on the Adjusted Treasury Rate (as defined in the preliminary prospectus supplement) plus 35 basis points (0.35%)

On or after January 1, 2029, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date

CUSIP / ISIN:	44409M AB2 / US44409MAB28

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC

* Note: Rating presented were provided for the initial notes at the time of their issuance. The ratings of the initial notes have not been reaffirmed in connection with this offering of additional notes. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@baml.com, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com.